82-2373

ERG

GROUP

Your ref
Our ref CMP-0014-01

ERG Ltd

SUPPL

27 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

04030801

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange yesterday:

- Media release headed "Prepayment Cards Limited to Implement UK's Largest ITSO Based Transit Smart Card Scheme".

Yours faithfully

for **Clare Barrett-Lennard**
Company Secretary

dlw 6/18

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/05/2004

TIME: 19:01:11

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

PCL to Implement UK's larget ITSO Based Smart Card Scheme

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au
26/05/2004 17:01

To bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc
bcc
Subject ERG - ASX Online e-Lodgement - CMP-0014-01

ASX confirms the release to the market of Doc ID: 138628 as follows:
Release Time: 26-May-2004 19:01:09
ASX Code: ERG
File Name: 138628.pdf
Your Announcement Title: PCL to Implement UKs larget ITSO Based Smart Card Scheme

138628.pdf

DATE	26 May 2004
CONTACT	Matthew Davidson - General Manager Corporate
PHONE	+61 8 9273 1850
FAX	+61 8 9273 1208
EMAIL	mdavidson@erggroup.com

ERG
GROUP

Prepayment Cards Limited to Implement UK's Largest ITSO Based Transit Smart Card Scheme

Please find attached an announcement from our associated company, Prepayment Cards Limited (PCL), which has recently announced it will be moving forward with the implementation of the "ReadyCard" scheme for the Greater Manchester Passenger Transport Executive (GMPTE).

The ReadyCard scheme will be the UK's largest multi-operator automated fare collection scheme based on the United Kingdom ITSO standard. The ITSO standard is central to the development of integrated smart card transit schemes across the UK.

Implementation of the ReadyCard scheme is scheduled for completion by late 2005 and is expected to generate revenue of approximately £20m over the life of the project comprising development, delivery and a nine-year operating contract.

The implementation is now proceeding following publication of the ITSO specification, which was published earlier this year.

ERG is now finalising the agreement that will see its shareholding in PCL move from 47% to 55%. This emphasises ERG's ongoing commitment to the UK and strengthens ERG's market position. The remaining 45% will be held by Stagecoach Holdings PLC, First Group PLC and National Express Group PLC – the three largest transit operators in the UK. ERG anticipates it will account for PCL on a consolidated basis in full during the financial year ending 30 June 2005.

Yours faithfully

Allan Sullivan
Chief Executive

Press Release

PCL and GMPTE Move Forward On First ITSO Based Multi-Operator Smart Card Transit Project.

Manchester, UK, 2004, May 24

Prepayment Cards Limited (PCL) and Greater Manchester Public Transport Executive (GMPTE) announced today they are moving forward with the implementation of 'ReadyCard', the GMPTE concessionary smart card scheme using the recently issued ITSO™ standard for smart cards.

PCL will be delivering an outsourced managed service to process card transactions, calculate concessionary re-imbursement and to perform the daily settlement of funds between operators.

PCL has an exclusive licence in the UK for ERG's software which is the world's first truly multi-application processing software. The technology allows for millions of smart card transactions to be processed daily on a common platform. ERG's technology is based on systems it has delivered to cities such as Hong Kong, Rome, San Francisco and Singapore.

PCL's and ERG's Head of UK Business, Mr David Stone stated, "We are delighted to be implementing the most sophisticated and the first multi-operator ITSO™ based smart card scheme for automated fare collection in the UK for the GMPTE. We are very pleased to be working with Deputy Director General GMPTE, Mr Geoff Inskip and his team and are truly excited about the opportunity to influence mass transit positively in the UK."

When fully operational, the GMPTE scheme will be one of the largest multi-operator smart card schemes in the UK. It will cover ten Metropolitan Borough Councils and represent a population base of approximately 2.5 million people. A card reading infrastructure will be provided for more than 45 bus operators and over 500,000 smart cards will be issued. The project is expected to be rolled out during October 2005 and is estimated to be valued over £20 million.

GMPTE's Deputy Director General, Mr Geoff Inskip said "Now that we've finalised the programme, the real work begins in delivering to concessionary passengers a system that will make travel easier and more convenient. We therefore look forward to ERG and PCL providing a world class system."

PCL has also been selected as the preferred supplier for the Yorcard smart cards scheme in West and South Yorkshire, which is due for completion in 2005.

- END -

For further press information please contact:

Prepayment Cards Limited

David Douglas Stone, Head of UK Business (PCL & ERG)

Telephone: +44 (0) 1204 544853

Facsimile: + 44 01204 54 4801

GMPTE

Robb Pett or Anthony Hobbs- Press Office

Telephone: +44 0161 242 6245

Facsimile: +44 0161 242 6295

ERG Group

Matthew Davidson, General Manager – Corporate

Telephone: +61 8 9273 1850

Facsimile: +61 8 9273 1208 or

Karen Oswald, Communications Manager

Telephone: +61 8 9273 1210

Facsimile: +61 8 9273 1208

Background Information

Background to Prepayment Cards Limited (PCL):

Prepayment Cards Limited (PCL) is a UK company based in Bolton, Greater Manchester, which specialises in designing, implementing and operating smart card systems via an outsourced managed service.

PCL operates smart card schemes in South Wales, Hertfordshire and Bracknell and is the preferred supplier to migrate both the West Yorkshire PTE and South Yorkshire PTE concessionary travel schemes to smart cards.

Background to ERG Group:

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

Background to ITSO™:

The ITSO™ Organisation was founded in 1998 as a result of discussions between various UK Passenger Transport Authorities concerning the lack of suitable standards for inter-operable smart card ticketing. These discussions grew to include other authorities, transport operators and Government.

In the UK some smart card schemes had been emerging in the transport industry commonly on a restricted geographical basis. Advances in technology were starting to make inter-operability of these schemes viable.

ITSO™ was formed to build and maintain a specification for secure 'end to end' inter-operable ticketing transactions, utilising relevant ISO and emerging CEN standards.

ITSO™ is a Member controlled organisation that maintains the ITSO™ Specification for Members and the Crown. The Membership of ITSO™ is broadly based and includes PTE's, Local Authorities, Passenger Transport Operators and Suppliers of equipment, systems and services.

PCL and ERG are both active participants and members in ITSO™ and its development.